SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes              No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated February 27, 2013 entitled “Telecom Argentina S.A. announces consolidated annual period (´FY12´) and fourth quarter results for fiscal year 2012 (´4Q12´)”

Item 1

FOR IMMEDIATE RELEASE

Market Cap P$21.7 billion

February 27th, 2013

Contacts:

Pedro Insussarry

Solange Barthe Dennin

(54-11) 4968-3743/3752

Telecom Argentina S.A. announces consolidated annual period (´FY12´) and fourth quarter results for fiscal year 2012 (´4Q12´)*

•	Consolidated Revenues amounted to P$22,117 million (+20% vs. FY11); Fixed Internet +28% vs. FY11; Fixed Data +26% vs. FY11; and Mobile business in Argentina +22% vs. FY11.

•	Mobile subscribers in Argentina: 19 million; +0.8 million (+4% vs. FY11).

•	Mobile Value Added Services in Argentina (Internet and Data): +33% vs. FY11; 53% of Service Revenues.

•	Mobile ARPU reached P$57.7 per month in FY12 (+12% vs. FY11).

•	ADSL ARPU increased to P$102.3 per month in FY12 (+18% vs. FY11); monthly churn reached 1.4% in FY12.

•	Operating Income Before Depreciation and Amortization reached P$6,570 million (+10% vs. FY11), 30% of Net Revenues, after a one time charge of P$ 90 million.

•	Operating Income amounted to P$3,966 million.

•	Net Income amounted to P$2,732 million (+7% vs. FY11). Net Income attributable to Telecom Argentina amounted P$2,685 million (+7% vs. FY11).

•	Net Cash Position: P$3,648 million, an increase of P$964 million vs. FY11 due to the cash generation and after Telecom Argentina´s cash dividend payment of P$807 million.

•	Capex reached P$3,257 million in FY12 (+2% vs. FY11), 15% of Consolidated Revenues.

(in million P$, except where noted)	As of December, 31
	2012	2011	r $	r %
Revenues	22,117	18,498	3,619	20%
Mobile Services	16,094	13,169	2,925	22%
Fixed Services	6,023	5,329	694	13%
Operating Income before D&A	6,570	5,993	577	10%
Operating Income	3,966	3,857	109	3%
Net Income attributable to Telecom Argentina	2,685	2,513	172	7%
Shareholders’ equity attributable to Telecom Argentina	9,959	8,021	1,938	24%
Net Financial Position - Cash	3,648	2,684	964	36%
CAPEX	3,257	3,192	65	2%
Fixed lines in service (in thousand lines)	4,128	4,141	(13)	0%
Mobile customers (in thousand)	21,276	20,342	934	5%
Personal (Argentina)	18,975	18,193	782	4%
Núcleo (Paraguay) - including Wimax customers-	2,301	2,149	152	7%
Broadband acceses (in thousand)	1,629	1,550	79	5%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$)	48.2	45.7	2.5	6%
Average Revenue per user (ARPU) Mobile Services in Arg. (in P$)	57.7	51.4	6.3	12%
Average Revenue per user (ARPU) ADSL (in P$)	102.3	87.0	15.3	18%

1	www.telecom.com.ar

Buenos Aires, February 27, 2013 - Telecom Argentina (“Telecom”) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$2,732 million for the annual period ended December 31, 2012, or +7% when compared to the same period last year. Net income attributable to Telecom Argentina amounted to P$2,685 million (+7% vs. FY11).

	FY12	FY11	r $	r %
Consolidated Revenues (MMP$)	22,117	18,498	3,619	20%
Net Income attributable to Telecom (MMP$)	2,685	2,513	172	7%
Earnings per Share (P$)	2.73	2.55	0.18
Earnings per ADR (P$)	13.64	12.76	0.88
Operating Income before D&A *	30%	32%
Operating Income *	18%	21%
Net Income*	12%	14%

*	As a percentage of Consolidated Revenues

During FY12, Consolidated Revenues increased by 20% to P$22,117 million (+P$3,619 million vs. FY11), mainly fueled by the Mobile Services, Broadband business and Fixed Data. Moreover, Operating Income amounted to P$3,966 million (+P$109 million vs. FY11).

Consolidated Operating Revenues

Mobile Services

Clients continued to increase in FY12, reaching 21.3 million as of the end of December 2012, representing an increase of 0.9 million (+5%) since December 31, 2011.

The actions developed to increase the usage of value added services (“VAS”), such as innovative offers to clients and equipments sales, allowed Personal to increase consolidated revenues to third parties to P$16,094 million (+22% vs. FY11).

Telecom Personal in Argentina

As of December 31, 2012, Personal reached 19 million subscribers in Argentina (+4% or +0.8 million vs. FY11), improving its market position. It is worth noting that the overall subscriber base mix continued to improve reaching a 33% participation of the postpaid segment (+7% vs. FY11).

In FY12, Revenues to third parties reached P$15,227 million (+P$2,772 million or 22% vs. FY11) while Service Revenues (excluding equipment sales) amounted to P$13,312 million (+21% vs. FY11), with 53% corresponding to value-added services (‘VAS’) revenues (vs. 48% in FY11). VAS revenues increased by 33% vs. FY11.

During the quarter, Personal consolidated its position in the mobile industry with an innovative VAS proposition where unlimited internet through mobile devices continued to be massified.

2	www.telecom.com.ar

During FY12, the overall traffic of voice minutes increased by 7% vs. FY11. SMS traffic (incoming and outgoing charged messages) continued to increase, although at a slower pace, due to other Internet alternatives provided by Personal. The traffic climbed to a monthly average of 5,769 million in FY12 from 5,587 million messages in FY11 (+3% vs. FY11). Due to the VAS usage and certain price adjustments during 4Q12, the Average Monthly Revenue per User (“ARPU”) increased to P$57.7 during FY12 (+12% vs. FY11).

Initiatives

During 4Q12, Personal continued with its strategy focus of maintaining clients’ fidelity and capturing new ones since number portability was implemented. In that sense, Personal continued with its strategy in terms of service convenience, through special promotions in prepaid credit recharges and new packages customized for Club Personal´s members.

Related to handsets, accompanying the development of Open Digital Television (TDA: Televisión Digital Abierta), Personal has offered to its clients certain handsets suitable to this system.

Furthermore, Personal continued expanding its commercial network by opening new commercial offices focusing in a clients´ experience model.

Personal continued its brand positioning associated to music by organizing several events and concerts, such as the eighth edition of ¨Personal Fest¨, which brought together more than 40,000 fans in two days. In addition, unprecedented in LatAm, the festival was broadcasted via Youtube Argentina webpage allowing more than 500,000 fans to enjoy the festival online.

Moreover, Personal outstands for good image in the general brands evaluation of favorite brand, consolidating its general leadership and increasing the gap with its competitors in the youth segment, where Personal is market leader.

Telecom Personal in Paraguay (“Núcleo”)

Nucleo’s subscriber base reached 2.3 million clients (+7% vs. FY11). Prepaid and postpaid customers represented 81% and 19% (vs. 18% in 3Q12), respectively.

Personal’s subsidiary in Paraguay continued growing supported by a commercial offer strategy that leveraged its leadership in the mobile Internet market. The Company generated revenues equivalent to P$867 million during FY12 (+21% vs. FY11). Moreover, the level of ARPU remained stable at Gs.27,100 (equivalent to P$ 32) vs. FY11. VAS represented 50% of FY12 service revenues.

Initiatives

During February 2013, Personal launched 4G technology (LTE, Long Term Evolution) in Paraguay. The Company is the first and only in Paraguay offering LTE services and second in Latam. LTE allows data transfers at high speeds and achieves an interactive user experience. LTE has consolidated, in global terms, as the next technology generation that will sustain innovation and developments in mobile services.

3	www.telecom.com.ar

Initially, 4G technology will be available in the city of Asunción for mobile broadband plans and then will be extended to the rest of the country.

Fixed Services (Voice, Data & Internet)

During FY12 revenues generated by fixed services amounted to P$6,023 million, +13% vs. FY11; with Internet (+28% vs. FY11) and Data revenues (+26% vs. FY11) growing the most in relative terms in this segment.

Voice

Total Revenues for this service reached P$3,214 million in FY12 (+4% vs. FY11). The results of this line of business continued to be affected by frozen tariffs of regulated services enforced by the Argentine Government in 2002.

Revenues generated by Measured Services totaled P$1,306 million, an increase of P$64 million or +5% vs. FY11 mainly due to the incorporation of flat rate packs of local calls.

Monthly Charges and Supplementary Services reached P$1,032 million, an increase of P$75 million or +8% vs. FY11 due to higher revenues in non regulated supplementary services and more than 4.1 million of lines in service.

The average monthly bill per user (ARBU) reached P$48.2 in FY12 vs. P$45.7 in FY11.

Interconnection revenues reached P$516 million (-2% vs. FY11). Meanwhile, other revenues totaled P$360 million (-5% vs. FY11).

During the last quarter of 2012, continued with a mass campaign to increase Aladino handset sales.

Data and Internet

Revenues related to Internet totaled P$1,993 million (+ P$440 million or +28% vs. FY11), mainly due to the continued expansion of broadband services.

Data revenues amounted to P$735 million (+26% vs. FY11), where the focus was to strengthen Telecom’s position as an integrated ICT provider, with a wide variety of services.

As of December 31, 2012, Telecom surpassed 1.6 million ADSL accesses (+5% vs. FY11). These connections represented 39% of Telecom’s fixed lines in service. In addition, ADSL ARPU reached approximately P$102.3 in FY12, +18% when compared to FY11 and the monthly churn rate was 1.4% in FY12, continuing at low levels.

4	www.telecom.com.ar

During 4Q12, Arnet launched the campaign ¨Opinólogos¨ offering Arnet 6Mb WIFI at P$100 per month during the first six months of service with the possibility of extending the promotion to twelve months if the service was contracted online.

Furthermore, during the quarter, a new campaign was launched outstanding some of the multiple uses of “Arnet WIFI with Turbo 10MB”. The promotion offers Arnet 6Mb WIFI + Turbo 10MB at P$110 during six months of service with the possibility of extending the promotion to twelve months if the service was contracted online.

The Company has launched a video streaming service ‘Arnet Play’, focusing on promoting the content variety and the new offers in the catalogue, reaching approximately 49 thousand clients.

Consolidated Operating Costs

The Cost of Services Provided, General & Administrative Expenses and Selling Expenses, excluding Gains on disposal of PP&E, totaled P$18,238 million in FY12, an increase of P$3,545 million, or +24% vs. FY11. The increase is a consequence of higher commercial costs due to a higher volume of revenues, the inflationary effects in the general cost structure, and greater expenses related to the intense competition.

The cost breakdown is as follows:

•         Employee benefit expenses and severance payments totaled P$3,269 million (+25% vs. FY11), mainly affected by increases in salaries and an increase in the number of employees in the mobile business. Total headcount at the end of the period totaled 16,808 employees (+3% vs. FY11) (including temporary employees), where 440 employees were incorporated in the mobile business and 22 employees in the fixed services, when compared to headcounts at the end of 2011.

•         Taxes and fees with regulatory authorities reached P$2,018 million (+27% vs. FY11), impacted mainly by a higher volume of revenues, higher taxes with the regulatory authority, higher bank debit and credit taxes and an increase in turnover taxes in municipal jurisdictions.

•         Interconnection costs and other telecommunication charges (includes TLRD, Roaming, Interconnection, international settlement charges and lease of circuits) amounted to P$1,707 million, +P$210 million vs. FY11. This increase resulted from higher roaming charges partially compensated by savings arising from stimulating on-net traffic among mobile clients and consequently the decrease in third parties network usage costs.

•         Commissions (Commissions paid to Agents, prepaid card commissions and others) totaled P$1,949 million (+29% vs. FY11), mainly due to the increase in commissions paid to commercial agents associated with higher revenues from the sale of more sophisticated handsets with the aim of gaining fidelity from clients. Agent commissions capitalized as SAC amounted to P$314 million (+27% vs. FY11)

5	www.telecom.com.ar

•         Advertising amounted to P$660 million (+10% vs. FY11), oriented towards supporting the commercial activity in mobile and Internet services and to strengthening the brands of the Telecom Group. A significant portion of this increase was also applied to the Mobile Number Portability campaign, lunched during the first semester of the year.

•         Cost of handsets sold totaled P$2,043 million (+25% vs. FY11), due to an increase in high-end handsets sales and a higher number of handset upgrades (+28% vs. FY11), performed to stimulate VAS usage. These effects resulted in the increase of the average cost of handsets. Deferred costs from SAC amounted to P$463 million (-1% vs. FY11).

•         Fees for services, maintenance and materials amounted to $2,109 million (+23% vs. FY11), principally due to increased efforts to improve customer care services through call centers and the increase of labor related costs to these services.

•         Depreciations and Amortizations reached P$2,612 million (+21% vs. FY11). PP&E depreciation amounted to P$1,792 million (+17% vs. FY11); SAC and services connection costs amortization totaled P$797 million (+32% vs. FY11); and other intangible assets amortization reached P$23 million.

•         Others Costs totaled P$1,871 million (+37% vs. FY11). This increase was mainly due to general increases in public services such as energy, water and others reaching P$294 million in FY12 (+91% vs. FY11), affected by the elimination of government subsidies. Bad debt expenses reached P$275 million representing 1,5% of consolidated costs, while provisions expenses decreased by - 32% vs. FY11. Additionally, there is a one-time charge (P$90 million) that impacted in 2012 and relates to incurred and provisioned costs to implement an efficiency gain program in the corporate structure of the Company.

Consolidated Financial Results

Financial Results resulted in a gain of P$229 million, an increase of P$149 million vs. FY11. This was mainly due to a gain in net financial interest of P$272 million in FY12 (+P$180 million vs. FY11) derived from a healthy financial position and to losses for FX results of P$46 million in FY12 (vs. losses of P$15 million in FY11) as a result of a higher depreciation of the peso.

Consolidated Net Financial Position

As of December 31, 2012, Net Financial Position (Cash, Cash Equivalents and financial Investments minus Loans) totaled P$3,648 million in cash, an improvement of P$964 million vs. Net Financial Position as of December 2011, after the cash dividend payment of P$807 million done by Telecom Argentina in May 2012.

6	www.telecom.com.ar

Capital Expenditures

Throughout FY12, the Company invested P$3,257 million. This amount was allocated to Fixed Services (P$1,429 million) and Mobile services (P$1,828 million). In relative terms, capex reached 15% of consolidated revenues.

Main capital expenditures programs in the fixed business were the enlargement and upgrade of Broadband services to improve capacity and increase speed offered to clients through the shortening of the local loop together with the development of infrastructure to support the growth of mobile internet. In the mobile business, Telecom continued its 3G network deployment with the intention of increasing access capacity and sustaining the growth of mobile Internet.

Moreover Telecom continued investing in the transport network to support the fixed and mobile data traffic growth.

Other Relevant Matters

The Board of Directors, in the meeting held today, has appointed Mr. Stefano De Angelis as Chief Executive Officer, in replacement of Mr. Franco Bertone who will take on other professional responsibilities in the Telecom Italia Group.

7	www.telecom.com.ar

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 78% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock is comprised of preferred shares that are held by minority shareholders.

As of December 31, 2012, Telecom continued to have 984,380,978 shares outstanding.

For more information, please contact the Investor Relations Department:

Pedro Insussarry (5411) 4968 3743	Solange Barthe Dennin (5411) 4968 3752	Horacio Nicolás del Campo (5411) 4968 6236	Gustavo Tewel (5411) 4968 3718	Ruth Fuhrmann (5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

(Financial tables follow)

*******

Enrique Garrido

Chairman

8	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

1-	Consolidated Balance Sheet

	12/31/12	12/31/11	r $	r %
Cash and cash equivalents	3,160	2,818	342	12%
Investments	563	0	563	—
Trade receivables	2,181	1,790	391	22%
Other Receivables	1,082	842	240	29%
Total current assets	6,986	5,450	1,536	28%
Financial Investments	69	0	69	—
Trade receivables	23	30	(7)	-23%
Property, plant and equipment	9,035	8,247	788	10%
Intangible assets	1,514	1,488	26	2%
Other Receivables	182	104	78	75%
Total non-current assets	10,823	9,869	954	10%
Total Assets	17,809	15,319	2,490	16%
Trade payables	3,659	3,407	252	7%
Deferred revenues	362	292	70	24%
Financial debt	43	19	24	126%
Salaries and social security payables	635	536	99	18%
Income tax payables	458	605	(147)	-24%
Other taxes payables	552	457	95	21%
Other liabilities	40	30	10	33%
Provisions	134	173	(39)	-23%
Total current liabilities	5,883	5,519	364	7%
Trade payables	20	0	20	—
Deferred revenues	329	307	22	7%
Financial debt	101	115	(14)	-12%
Salaries and social security payables	128	136	(8)	-6%
Deferred income tax liabilities	220	210	10	5%
Income tax payables	12	13	(1)	-8%
Other liabilities	51	72	(21)	-29%
Provisions	907	782	125	16%
Total non-current liabilities	1,768	1,635	133	8%
TOTAL LIABILITIES	7,651	7,154	497	7%

Equity attributable to owners of the Parent	9,959	8,021	1,938	24%
Noncontrolling interest	199	144	55	38%
TOTAL EQUITY	10,158	8,165	1,993	24%
TOTAL LIABILITIES AND EQUITY	17,809	15,319	2,490	16%

2-	Consolidated Loans

	12/31/12	12/31/11	r $	r %
Banks and other financial Institutions	40	17	23	135%
Accrued interest	3	2	1	50%
Total Current Loans	43	19	24	126%
Banks and other financial institutions	101	115	(14)	-12%
Total Non Current Loans	101	115	(14)	-12%
Total Loans	144	134	10	7%

Cash and cash equivalents, and Financial Investments	3,792	2,818	974	35%
Net Financial Position - Cash	3,648	2,684	964	36%

9	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

3-	Consolidated Income Statements

Annual Comparison	12/31/12	12/31/11	r $	r %

Revenues	22,117	18,498	3,619	20%
Other income	79	30	49	163%
Total Revenues & Other Income	22,196	18,528	3,668	20%
Consolidated Operating Costs	(18,238)	(14,693)	(3,545)	24%
Gains on disposal of PP&E	8	22	(14)	-64%
Operating income	3,966	3,857	109	3%
Finance results, net	229	80	149	186%
Net income before income tax expense	4,195	3,937	258	7%
Income tax expense	(1,463)	(1,395)	(68)	5%
Net income	2,732	2,542	190	7%

Attributable to:
Telecom Argentina	2,685	2,513	172	7%
Noncontrolling interest	47	29	18	62%

Operating income before D&A	6,570	5,993	577	10%
As % of Revenues	29.7%	32.4%

Finance Income and Expenses	12/31/12	12/31/11	r $	r %
Finance Income
Interest on cash equivalents	273	169	104	62%
Interest on investments	21	1	20	—
Interest on receivables	89	67	22	33%
Foreign currency exchange gains	161	69	92	133%
Others	26	10	16	—
Total finance income	570	316	254	80%
Finance expenses
Interest on financial debt	(13)	(16)	3	-19%
Interest on taxes and accounts payable	(16)	(13)	(3)	23%
Interest on provisions	(82)	(116)	34	-29%
Loss on discounting of other liabilities	(19)	(4)	(15)	—
Foreign currency exchange losses	(207)	(84)	(123)	146%
Others	(4)	(3)	(1)	33%
Total finance expenses	(341)	(236)	(105)	44%

	229	80	149	—

4-	Consolidated Income Statements

Three Months Comparison	12/31/12	12/31/11	r $	r %

Revenues	6,092	5,139	953	19%
Other income	63	8	55	—
Total Revenues & Other Income	6,155	5,147	1,008	20%
Consolidated Operating Costs	(4,996)	(4,160)	(836)	20%
Gains on disposal of PP&E	4	7	(3)	-43%
Operating income	1,163	994	169	17%
Finance results, net	70	42	28	67%
Net income before income tax expense	1,233	1,036	197	19%
Income tax expense	(424)	(386)	(38)	10%
Net income	809	650	159	24%

Attributable to:
Telecom Argentina	794	643	151	23%
Noncontrolling interest	15	7	8	114%

Operating income before D&A	1,844	1,592	252	16%
As % of Revenues	30.3%	31.0%

10	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

5-	BREAKDOWN OF THE INCOME STATEMENTS

Annual Comparison

	12/31/12	12/31/11	r $	r %
REVENUES FROM SERVICES	20,089	16,911	3,178	19%
Fixed Services	5,942	5,240	702	13%
Voice	3,214	3,104	110	4%
Retail Voice	2,475	2,357	118	5%
Monthly Charges	1,032	957	75	8%
Measured Services	1,306	1,242	64	5%
Others	137	158	(21)	-13%
Wholesale	739	747	(8)	-1%
Interconnection	516	525	(9)	-2%
Others	223	222	1	0%
Data	735	583	152	26%
Internet	1,993	1,553	440	28%

Mobile Services	14,147	11,671	2,476	21%

Telecom Personal	13,312	10,983	2,329	21%
Voice	6,299	5,727	572	10%
Retail Voice	4,461	4,001	460	11%
Monthly Charges	2,137	1,698	439	26%
Measured Services	1,961	2,022	(61)	-3%
Roaming	179	151	28	19%
Others	184	130	54	42%
Wholesale	1,838	1,726	112	6%
Interconnection (CPP and TLRD)	1,568	1,503	65	4%
Roaming	247	206	41	20%
Others	23	17	6	35%
Data	5,765	4,482	1,283	29%
Internet	1,248	774	474	61%

Núcleo	835	688	147	21%
Voice	414	353	61	17%
Retail Voice	329	286	43	15%
Monthly Charges	102	83	19	23%
Measured Services	212	183	29	16%
Roaming	7	7	—	0%
Others	8	13	(5)	-38%
Wholesale	85	67	18	27%
Interconnection (CPP and TLRD)	62	58	4	7%
Roaming	23	9	14	156%
Data	267	251	16	6%
Internet	154	84	70	83%

REVENUES FROM EQUIPMENT SALES	2,028	1,587	441	28%
Fixed Services	81	89	(8)	-9%
Voice	55	45	10	22%
Data	19	39	(20)	-51%
Internet	7	5	2	40%
Mobiles Sevices	1,947	1,498	449	30%
Equipments (Personal)	1,915	1,472	443	30%
Equipments (Núcleo)	32	26	6	23%

REVENUES	22,117	18,498	3,619	20%

OTHER INCOME	79	30	49	163%
Fixed	75	20	55	—
Mobile	4	10	(6)	-60%

TOTAL REVENUES & OTHER INCOME	22,196	18,528	3,668	20%

11	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

6-	BREAKDOWN OF THE INCOME STATEMENTS

Three Months Comparison

	12/31/12	12/31/11	r $	r %
REVENUES FROM SERVICES	5,555	4,676	879	19%
Fixed Services	1,586	1,397	189	14%
Voice	828	804	24	3%
Retail Voice	637	609	28	5%
Monthly Charges	264	247	17	7%
Measured Services	338	321	17	5%
Others	35	41	(6)	-15%
Wholesale	191	195	(4)	-2%
Interconnection	131	138	(7)	-5%
Others	60	57	3	5%
Data	207	167	40	24%
Internet	551	426	125	29%

Mobiles Sevices	3,969	3,279	690	21%
Telecom Personal	3,739	3,088	651	21%
Voice	1,744	1,552	192	12%
Retail Voice	1,212	1,094	118	11%
Monthly Charges	584	466	118	25%
Measured Services	528	557	(29)	-5%
Roaming	44	38	6	16%
Others	56	33	23	70%
Wholesale	532	458	74	16%
Interconnection (CPP and TLRD)	425	401	24	6%
Roaming	101	51	50	98%
Others	6	6	—	0%
Data	1,637	1,286	351	27%
Internet	358	250	108	43%

Núcleo	230	191	39	20%
Voice	100	88	12	14%
Retail Voice	76	69	7	10%
Monthly Charges	27	20	7	35%
Measured Services	46	44	2	5%
Roaming	2	2	—	0%
Others	1	3	(2)	-67%
Wholesale	24	19	5	26%
Interconnection (CPP and TLRD)	13	16	(3)	-19%
Roaming	11	3	8	—
Data	73	65	8	12%
Internet	57	38	19	50%

REVENUES FROM EQUIPMENT SALES	537	463	74	16%
Fixed Services	20	23	(3)	-13%
Voice	14	11	3	27%
Data	4	10	(6)	-60%
Internet	2	2	—	0%
Mobiles Sevices	517	440	77	18%
Equipments (Personal)	507	433	74	17%
Equipments (Núcleo)	10	7	3	43%

REVENUES	6,092	5,139	953	19%

OTHER INCOME	63	8	55	—
Fixed	61	6	55	—
Mobile	2	2	—	—

TOTAL REVENUES & OTHER INCOME	6,155	5,147	1,008	20%

12	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

7-	CONSOLIDATED INCOME STATEMENTS

Annual Comparison

	12/31/12	12/31/11	r $	r %
Revenues	22,117	18,498	3,619	20%
Other income	79	30	49	163%
Total Revenues & Other Income	22,196	18,528	3,668	20%
Employee benefit expenses and severance payments	(3,269)	(2,609)	(660)	25%
Interconnection costs and other telecommunication charges	(1,707)	(1,497)	(210)	14%
Fees for services, maintenance and materials	(2,109)	(1,719)	(390)	23%
Taxes and fees with the Regulatory Authority	(2,018)	(1,595)	(423)	27%
Commissions	(1,949)	(1,515)	(434)	29%
Cost of equipments and handsets	(2,043)	(1,640)	(403)	25%
Advertising	(660)	(599)	(61)	10%
Provisions	(153)	(225)	72	-32%
Bad debt expenses	(275)	(169)	(106)	63%
Restructuring costs	(90)	—	(90)	—
Other operating expenses	(1,353)	(967)	(386)	40%
Total Operating expenses before D&A	(15,626)	(12,535)	(3,091)	25%
Operating income before D&A	6,570	5,993	577	10%
D&A	(2,612)	(2,158)	(454)	21%
Gains on disposal of PP&E	8	22	(14)	-64%
Operating income	3,966	3,857	109	3%
Financial Income	570	316	254	80%
Financial Costs	(341)	(236)	(105)	44%
Net income before income tax expense	4,195	3,937	258	7%
Income tax expense	(1,463)	(1,395)	(68)	5%
Net Income	2,732	2,542	190	7%

Attributable to:
Telecom Argentina	2,685	2,513	172	7%
Noncontrolling interest	47	29

13	www.telecom.com.ar

TELECOM ARGENTINA S.A.

Consolidated information

Annual Period and Fourth Quarter - Fiscal Year 2012

(In million of Argentine pesos)

8-	CONSOLIDATED INCOME STATEMENTS

Three Months Comparison

	12/31/12	12/31/11	r $	r %
Revenues	6,092	5,139	953	19%
Other income	63	8	55	—
Total income	6,155	5,147	1,008	20%
Employee benefit expenses and severance payments	(901)	(738)	(163)	22%
Interconnection costs and other telecommunication charges	(493)	(407)	(86)	21%
Fees for services, maintenance and materials	(546)	(483)	(63)	13%
Taxes and fees with the Regulatory Authority	(564)	(440)	(124)	28%
Commissions	(527)	(426)	(101)	24%
Cost of equipments and handsets	(522)	(479)	(43)	9%
Advertising	(185)	(219)	34	-16%
Provisions	(41)	(37)	(4)	11%
Bad debt expenses	(57)	(44)	(13)	30%
Restructuring costs	(90)	—	(90)	—
Other operating expenses	(385)	(282)	(103)	37%
Total Operating expenses before D&A	(4,311)	(3,555)	(756)	21%
Operating income before D&A	1,844	1,592	252	16%
D&A	(685)	(605)	(80)	13%
Gains on disposal of PP&E	4	7	(3)	-43%
Operating income	1,163	994	169	17%
Financial Income	176	121	55	45%
Financial Costs	(106)	(79)	(27)	34%
Net income before income tax expense	1,233	1,036	197	19%
Income tax expense	(424)	(386)	(38)	10%
Net Income	809	650	159	24%

Attributable to:
Telecom Argentina	794	643	151	23%
Noncontrolling interest	15	7

14	www.telecom.com.ar

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: March 1, 2013	By:	/s/ Enrique Garrido
		Name:	Enrique Garrido
		Title:	Chairman